Mail Stop 4561

May 28, 2008

Via U.S. Mail and Facsimile 610.644.4129

Mr. George J. Alburger, Jr.
Executive Vice President and Chief Financial Officer
Liberty Property Limited Partnership
500 Chesterfield Parkway
Malvern, PA 19355

> **Re: Liberty Property Limited Partnership**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-13132**

Dear Mr. Alburger:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 5. Market for the Registrants' Common Equity, Related Shareholder Matters and Related Issuer Purchases of Equity Securities

1.   We note that for the year ended December 31, 2007, you purchased 1,190,809 common shares as part of a share repurchase plan. Please provide in future filings a tabular disclosure of your repurchases noting the number of shares purchased, average price paid per share, and amount of shares that may yet be purchased under the share repurchase plan. Refer to Item 703 of Regulation S-K.

Notes to Consolidated Financial Statements of Liberty Property Trust

2. Summary of Significant Accounting Policies

Real Estate and Depreciation, page 44

2.   Please revise your disclosure to indicate that you test goodwill for impairment at least annually or tell us how you policy regarding your impairment testing of goodwill complies with paragraph 26 of SFAS 142.

*   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief